Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 8, 2014

The following update was circulated to Chiquita employees on August 8, 2014.

Dear Chiquita Team,

In June, we committed to providing you with periodic updates regarding our planned merger with Fyffes. Now that we have announced our second quarter results, the following is the latest news with respect to our merger process.

First, let me reiterate that following a difficult weather-impacted first quarter, we delivered our plan in the second quarter, and we believe we are well positioned to deliver our plan for the year. We have certainly faced adversity this year, from drought and blow downs in the tropics impacting fruit availability and quality, to incredibly harsh winter weather impacting consumption and logistics across the globe. We have all pitched in to stay on our plan despite these events and we need to continue to deliver our commitments throughout the second half of the year. Your personal role in this effort is vital and I am thankful to all of your for your hard work and commitment. Every day, you remind me of what it means to “Live Chiquita.”

We recently achieved a significant milestone in our process to merge with Fyffes. The U.S. Securities and Exchange Commission (SEC) declared on July 25 our S-4 Registration Statement “effective.” The S-4 is an important document that provides extensive information about the transaction. Completing the SEC review process is a required step to closing the merger, and now that we have it, we can proceed with mailing a proxy statement/prospectus containing this information to the shareholders of both Chiquita and Fyffes, as well as schedule a vote to approve the transaction. Teams from both Chiquita and Fyffes, as well as our advisors, have been working diligently since March to prepare the S-4 and we appreciate the efforts of all those involved.

Shareholder Approval

Now that the S-4 is “effective,” we have scheduled special shareholders meetings for purposes of approving the transaction. Both Chiquita and Fyffes have set September 17 as the date for our respective meetings. Chiquita’s special meeting of shareholders will be held at 9:00 a.m. Eastern Time in the Charlotte offices. Chiquita shareholders of record as of the close of business on Monday, August 4, will receive the proxy materials and be able to vote at the meeting.

We are encouraging all shareholders and investors to review the proxy statement/prospectus, as well as other relevant documents filed with the SEC, when they become available, because they contain important information about Chiquita, Fyffes, ChiquitaFyffes and the proposed transaction.

Regulatory Matters

Our transaction is subject to regulatory approvals in a number of countries in which we do business. The principal approval processes take place in the U.S. and the European Union. As we’ve previously noted, the review process in the U.S. concluded in June. The regulatory review process is continuing in Europe and other jurisdictions. When each of the key shareholder and regulatory approvals are received, along with an approval from the Irish High Court as required under Irish law, we will then be able to complete our transaction. While we cannot predict when this process will conclude, we are still planning for a closing before year end.

You may have seen recent press attention involving other companies that have announced transactions with companies outside the U.S., particularly Ireland. Some have speculated that certain of these transactions have been driven, in large part, by tax benefits. As communicated at the time of our announcement with Fyffes, our combination is motivated by compelling business reasons unrelated to any tax benefits that may result. In fact, the $40 million of synergies we have identified do not contain even $1 from tax benefits.

We are uniting two highly complementary businesses. We believe that combined, we will provide our customers and consumers a value proposition neither company could achieve alone. This should create significant value for our customers and consumers, and for our shareholders. Importantly, we expect to deliver improved growth and development opportunities for our employees, as well as for the communities in which we operate across the world. These are the reasons why we are excited about this transaction.

In covering this topic, press reports often include discussion around possible legislation or other changes in law that could limit or eliminate certain tax benefits that may otherwise have been available following a cross border merger resulting in creation of a non-U.S. public company. Based on what we know, we do not believe that these discussions will result in there being a material impact on ChiquitaFyffes.

Chiquita expects to continue to pay U.S. taxes on the earnings we generate in the U.S. as we do today and our more than 4,000 U.S. employees will continue to do the same. In fact, with revenues equally split between continents and a stronger balance sheet, we believe this transaction creates a company better able to contribute to the economies of both the Americas and Europe than either company independently.

Integration

Until our transaction closes, Chiquita and Fyffes remain competitors. As competitors, we remain constrained in what we can share with one another. There are substantial limits to what we are allowed to discuss both privately and publicly regarding the future of our combined companies post-merger.

To date we have spent most of our time getting to know one another, visiting sites and providing leaders from both companies the opportunities to meet our teams. The site visits and the synergy discussions we held pre-announcement have given us some clarity on our similarities and differences. We need to understand these as we work to craft one company that not only combines the best of both, but is better than either company could be alone.

The IMO (Integration Management Office) teams from Chiquita and Fyffes currently has 22 active work streams with owners on both sides. The task of the work streams is to assess current state situations for each company, to identify best practices, to lead development of the recommended approach for the combined company (either “best of both” or “better than both”) and, once aligned, to lead the work against the implementation critical path.

Please note that the current work streams only address key areas we can talk pre-integration and do not address go-to-market, farming or other areas in which we compete today. Those work streams will begin only after we conclude the transaction. We observe a legal review throughout the IMO process to ensure only appropriate information is shared while we remain competitors.

We have established the imo@chiquita.com mailbox as a point of contact for any questions surrounding the work underway or communications of the work streams. Any questions about the combination and the current integration work streams will be forwarded to the correct individual or group owner.

Thank you for your continued commitment to our company, for focusing on delivering our promises, and for Living Chiquita.

Ed

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectusof ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes a Scheme Circular and Explanatory Statement which is being sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Fyffes and Chiquita is in the process of mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Fyffes and Chiquita and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202, or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Chiquita Safe Harbor Statement

This announcement contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular being mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of Companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this announcement.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.